UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **March 16, 2009**

REDWOOD MORTGAGE INVESTORS VIII
(Exact Name of Registrant as Specified in Charter)

California	**000-27816**	**94-3158788**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

900 Veterans Blvd., Suite 500
Redwood City, California 94063
(Address of Principal Executive Offices and Zip Code)

(650) 365-5341
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   **Other Events.**

On March 16, 2009, Redwood Mortgage Investors VIII mailed a letter to its limited partners. The full text of the letter is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

Item 9.01   **Financial Statements and Exhibits.**

(d)   Exhibits

99.1   Redwood Mortgage Investors VIII letter to limited partners dated March 16, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 16, 2009   **REDWOOD MORTGAGE INVESTORS VIII**

By: /S/ Michael R. Burwell
       Michael R. Burwell, General Partner

By: Gymno Corporation, General Partner

By: /S/ Michael R. Burwell
       Michael R. Burwell, President, Secretary/Treasurer
       & Chief Financial Officer

By: Redwood Mortgage Corp., General Partner

By: /S/ Michael R. Burwell
       Michael R. Burwell,
       President, Secretary/Treasurer

<u>Exhibit Index</u>

Exhibit No.	Description
99.1	Redwood Mortgage Investors VIII letter to limited partners dated March 16, 2009